Exhibit 99.71

VOTING SUPPORT AGREEMENT

THIS AGREEMENT is made as of December 18, 2025

BETWEEN:

Tom Whelan, an individual resident in Vancouver, BC (the “Shareholder”)

- and -

BEAR CREEK MINING CORPORATION, a corporation existing under the laws of the
Province of British Columbia (“Bear Creek”)

WHEREAS the Shareholder is the beneficial owner of 40,000 Highlander Shares (the “Subject Shares”), 350,000 Highlander Options and 0 Highlander Warrants (together with the Subject Shares, the “Subject Securities”) in the issued and outstanding share capital of Highlander Silver Corp. (“Highlander”), as more particularly set forth in Schedule “A” attached hereto;

AND WHEREAS Highlander and Bear Creek have entered into an arrangement agreement (the “Arrangement Agreement”) concurrently with the entering into of this voting support agreement (the “Agreement”);

AND WHEREAS the Arrangement Agreement provides for Highlander to acquire all of the issued and outstanding shares of Bear Creek (the “Bear Creek Shares”) pursuant to a plan of arrangement under the provisions of the Business Corporations Act (British Columbia) (the “Arrangement”);

AND WHEREAS it is a requirement of Bear Creek that the Shareholder enter into this Agreement in connection with the entering into of the Arrangement Agreement and the Shareholder has agreed to enter into this Agreement, subject to the terms and conditions hereof,

NOW THEREFORE in consideration of the mutual covenants and agreements set forth in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions in Arrangement Agreement

All terms used in this Agreement that are not defined herein and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.

ARTICLE 2
COVENANTS

2.1	Covenants of the Shareholder

The Shareholder hereby covenants and agrees in favour of Bear Creek that, from the date hereof until the termination of this Agreement in accordance with Article 5:

(a)	at the Highlander Meeting (including in connection with any separate vote of any sub-group of securityholders of Highlander that may be required to be held and of which sub-group the Shareholder forms part) or at any postponement or adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) of the Highlander Shareholders with respect to the Highlander Resolution is sought, the Shareholder shall cause all of their Subject Shares to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) all of the Subject Securities (which have a right to vote on a resolution at the Highlander Meeting) (i) in favour of the approval of the Highlander Resolution, and (ii) in favour of any other matter necessary for the consummation of transactions contemplated by the Arrangement Agreement;

(b)	at any meeting of securityholders of Highlander (including in connection with any separate vote of any sub-group of securityholders of Highlander that may be required to be held and of which sub-group the Shareholder forms part) or at any postponement or adjournment thereof or in any other circumstances upon which a vote, consent or other approval of all or some of Highlander Shareholders is sought (including by written consent in lieu of a meeting), the Shareholder shall cause all of their Subject Shares to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) all of the Subject Securities (which have a right to vote on a resolution at such meeting) against any (i) Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent or frustrate the successful completion of the Arrangement, or (ii) action or agreement (including, without limitation, any amendment of any agreement) that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Shareholder in this Agreement;

(c)	as promptly as practicable following the mailing of the Highlander Circular and in any event no later than five (5) Business Days prior to the date of the Highlander Meeting, the Shareholder shall deliver or cause to be delivered to Highlander, with a copy (by email) to Bear Creek concurrently, duly executed proxies or voting instruction forms voting the Subject Securities (which have a right to vote on a resolution at the Highlander Meeting) (i) in favour of the approval of the Highlander Resolution, and (ii) in favour of any other matter necessary or desirable for the consummation of the transactions contemplated by the Arrangement Agreement, and each such proxy or proxies shall not be revoked without the prior written consent of Bear Creek;

(d)	except in their capacity as a director or officer to the extent permitted by the Arrangement Agreement, the Shareholder shall not, directly or indirectly:

(i)	join in the requisition of any meeting of the securityholders of Highlander for the purpose of considering any resolution related to any Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement; or

(ii)	take any other action of any kind, including without limitation voting or causing to be voted any Subject Securities in respect of any proposed action by Highlander or any Highlander Shareholders or any other person in a manner, which would reasonably be expected to delay or interfere with the successful completion of the Arrangement and the other transactions contemplated by the Arrangement Agreement and this Agreement, including without limitation voting in favour of or causing to be voted in favour of any adjournment or postponement of the Highlander Meeting, unless such adjournment or postponement is requested by Bear Creek or required or specifically contemplated by the Arrangement Agreement;

(e)	the Shareholder shall not directly or indirectly, without the prior written consent of Bear Creek (such consent not to be unreasonably withheld or delayed): (i) sell, transfer, tender, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement having the same economic effect as a Transfer of, any of its Subject Securities to any person, other than (A) to another Shareholder party to this Agreement, (B) to exercise the Subject Securities for Highlander Shares, (C) to a person controlled by a Shareholder who, prior to any such Transfer, executes an Agreement in favour of Bear Creek in the same form as this Agreement, or (D) if the Shareholder is an individual, to any immediate family members, a trust established for the benefit of the Shareholder and/or for the benefit of one or more members of the Shareholder’s immediate family, or to charitable organizations, including a donor-advised fund; provided that, as a condition to any such Transfer pursuant to this clause (D), the recipient agrees to be bound by this Agreement by executing and delivering to Bear Creek a joinder to this Agreement, in a form reasonably acceptable to Bear Creek, prior to such Transfer; (ii) grant any proxies or power of attorney, deposit any of the Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to the Subject Securities, other than pursuant to this Agreement; or (iii) agree to take any of the actions prohibited by the foregoing clauses (i) and (ii);

(f)	the Shareholder shall not exercise any rights of appraisal or rights of dissent provided under any applicable Laws, pursuant to the Interim Order, the Plan of Arrangement or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement considered at the Highlander Meeting in connection therewith;

(g)	the Shareholder shall promptly notify Bear Creek of the amount of any equity or debt securities of Highlander acquired by the Shareholder after the date hereof. Any securities or other interests acquired by the Shareholder after the date hereof shall be subject to the terms of this Agreement as though owned by the Shareholder on the date hereof and shall be included in the definition of “Subject Securities” and, to the extent such securities are Highlander Shares, the definition of “Subject Shares”; and

(h)	if, after entering into this Agreement, Highlander and Bear Creek mutually conclude that it is necessary or desirable to proceed with a form of transaction other than pursuant to the Arrangement Agreement, whereby Highlander or its affiliates would effectively acquire all of the Bear Creek Shares on economic terms and conditions that are equivalent to or better for the Shareholder than those contemplated by the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), and Highlander and Bear Creek enter into a definitive agreement to undertake or support such Alternative Transaction, then the Shareholder shall vote the Subject Securities in favour of such Alternative Transaction and reasonably cooperate to facilitate the objectives of Highlander and Bear Creek in respect of such Alternative Transaction.

ARTICLE 3
FIDUCIARY DUTIES

Notwithstanding any provision of this Agreement to the contrary, Bear Creek hereby agrees and acknowledges that the Shareholder is entering into this Agreement in his or her capacity as holder of the Subject Securities and not as a director or officer of Highlander. Nothing contained in this Agreement shall limit or restrict any actions the Shareholder may take in their capacity as a director or officer of Highlander or limit or restrict the exercise of their fiduciary duties as director or officer of Highlander, including in connection with matters contemplated in or otherwise permitted by the Arrangement Agreement, such as an Acquisition Proposal.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties of the Shareholder

The Shareholder represents and warrants to Bear Creek as follows, and acknowledges that Bear Creek is relying upon such representations and warranties in entering into this Agreement:

(a)	Capacity. The Shareholder has the power and capacity to execute and deliver this Agreement and to perform their obligations hereunder.

(b)	Authorization. If applicable, all necessary action has been taken to authorize the execution, delivery and performance of this Agreement by the Shareholder and no other approvals or proceedings on their part are necessary to authorize this Agreement.

(c)	Enforceability. This Agreement has been duly executed and delivered by the Shareholder and constitutes its legal, valid and binding obligation, enforceable against the Shareholder in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity.

(d)	Ownership of Securities. The Shareholder is the sole beneficial owner of the Subject Securities identified beside their name in Schedule “A” attached hereto.

(e)	Exercise of Control or Direction. Other than the Subject Securities, the Shareholder does not own of record or beneficially, or exercise control or direction over, or hold any right to acquire, any securities of Highlander.

(f)	Legal Proceedings. There are no legal proceedings in progress or pending before any Governmental Entity, or, to the knowledge of the Shareholder, threatened against the Shareholder or any judgment, decree or order against the Shareholder that would adversely affect in any manner their ability to enter into this Agreement and to perform their obligations hereunder.

(g)	No Agreements. No person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities, or any interest therein or right thereto.

(h)	Voting. The Shareholder has the sole and exclusive right to enter into this Agreement and to vote (or cause to be voted) the Subject Securities set out next to their name in Schedule “A” and as contemplated herein. Other than this Agreement, none of the Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement, arrangement or understanding with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.

(i)	Independent Legal Advice. The Shareholder has either: (i) obtained independent legal advice in respect of the Arrangement and the Shareholder’s rights and obligations hereunder and under the Arrangement Agreement and the Plan of Arrangement; or (ii) if the Shareholder has not obtained independent legal advice, the Shareholder acknowledges having reviewed this Agreement and the Arrangement Agreement, including the form of the proposed Plan of Arrangement, and understands such agreements, prior to executing this Agreement and, to the extent the Shareholder has failed to obtain such independent legal advice, the Shareholder acknowledges and agrees that the Shareholder shall not in any way use or rely upon such failure as a basis for claiming that this Agreement or the obligations and liabilities of the Shareholder under the Arrangement Agreement and the Plan of Arrangement, as contemplated herein, are unenforceable or, alternatively, as a defense to the enforcement of this Agreement, the Arrangement Agreement, the Plan of Arrangement or any of the other agreements contemplated by the Arrangement Agreement.

4.2	Representations and Warranties of Bear Creek

Bear Creek hereby represents and warrants to the Shareholder as follows, and acknowledges that the Shareholder is relying upon such representations and warranties in entering into this Agreement that:

(a)	Capacity. Bear Creek has the requisite corporate power and capacity to execute and deliver this Agreement and the Arrangement Agreement and to perform its respective obligations hereunder and thereunder.

(b)	Authorization. The execution, delivery and performance of this Agreement and the Arrangement Agreement by Bear Creek has been duly authorized by its board of directors and no other internal proceedings on its part are necessary to authorize this Agreement or the Arrangement Agreement.

(c)	Enforceability. Each of this Agreement and the Arrangement Agreement has been duly executed and delivered by Bear Creek and constitutes its legal, valid and binding obligations, enforceable against Bear Creek in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity.

(d)	No Breach. Neither the execution and delivery of this Agreement or the Arrangement Agreement by Bear Creek nor the compliance by it with any of the provisions hereof or thereof will result in a violation or breach of, require any consent to be obtained under or give rise to any termination rights or payment obligation under any provision of:

(i)	its respective notice of articles or articles (or other constating documents); or

(ii)	any resolution of its respective board of directors (or any committee thereof) or of its respective shareholders.

(e)	Legal Proceedings. There are no legal proceedings in progress or pending before any Governmental Entity, or, to the knowledge of Bear Creek, threatened against Bear Creek or any judgement, decree or order against Bear Creek that would adversely affect in any manner its ability to enter into this Agreement and to perform its obligations hereunder.

ARTICLE 5
TERMINATION

5.1	Automatic Termination

This Agreement shall automatically terminate upon the earlier of (i) the termination of the Arrangement Agreement in accordance with its terms, and (ii) the Effective Time.

5.2	Termination by the Shareholder or Bear Creek

This Agreement may be terminated by notice in writing:

(a)	at any time prior to the Effective Time, by the mutual agreement of the parties;

(b)	by Bear Creek if (i) the Shareholder breaches or is in default of any of the covenants or obligations of such Shareholder under this Agreement, or (ii) any of the representations or warranties of the Shareholder under this Agreement shall have been at the date hereof, or subsequently become, untrue or incorrect in any material respect; provided in each case that Bear Creek has notified the Shareholder in writing of any of the foregoing events and the same has not been cured by the Shareholder within five (5) Business Days of the date such notice was received by the Shareholder;

(c)	by the Shareholder or Bear Creek if the Effective Date has not occurred by the Outside Date; or

(d)	by the Shareholder if, without the Shareholder’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), the Arrangement Agreement is amended in any manner that would result in a materially prejudice the economic interest of the Shareholder (provided that an increase in the market price of the Highlander Shares or a decrease in the market price of the Bear Creek Shares will not constitute a prejudice of the Shareholder’s economic interests).

5.3	Effect of Termination

If this Agreement is terminated in accordance with this Article 5, the provisions of this Agreement will become void and no party shall have liability to any other party, except in respect of a breach of this Agreement that occurred prior to such termination. The Shareholder shall be entitled to withdraw any form of proxy in respect of the Highlander Resolution in the event this Agreement is duly terminated in accordance with this Article 5.

ARTICLE 6
GENERAL

6.1	Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided that it is delivered on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a Business Day then the notice shall be deemed to have been given and received on the next Business Day. Notice shall be sufficiently given if delivered (either in person or by courier), or if transmitted by email (with confirmation of transmission) to the parties at the following addresses (or at such other addresses as shall be specified by any party by notice to the other given in accordance with these provisions):

(i)	if to Bear Creek:

Bear Creek Mining Corporation.
Suite 3200, 733 Seymour Street
Vancouver, British Columbia V6B 0S6

	Attention:	Eric Caba
	E-mail:	REDACTED - PERSONAL INFORMATION

with a copy (which shall not constitute notice) to:

Borden Ladner Gervais LLP
1200 Waterfront Centre, 200 Burrard Street
P.O. Box 4600
Vancouver, British Columbia V7X 1T2

	Attention:	Fred R. Pletcher
	E-mail:	REDACTED - PERSONAL INFORMATION

(ii)	if to the Shareholder:

Tom Whelan
c/o Highlander:

Highlander Silver Corp.
2500-100 King Street West
Toronto, Ontario, Canada, M5X 1A9

	Attention:	Daniel Earle
	E-mail:	REDACTED - PERSONAL INFORMATION

with a copy (which shall not constitute notice) to:

Osler, Hoskin & Harcourt LLP
1055 Dunsmuir St., Suite 3000
Vancouver, British Columbia V7X 1K8

	Attention:	Alan Hutchison
	E-mail:	REDACTED - PERSONAL INFORMATION

6.2	Governing Law

(a)	This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of British Columbia and the Laws of Canada applicable therein.

(b)	Each of the parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and waives any defences to the maintenance of an action in such court.

6.3	Time of Essence

Time shall be of the essence in this Agreement.

6.4	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

6.5	Entire Agreement

This Agreement and the provisions of the Arrangement Agreement incorporated herein by reference constitute the entire agreement and understanding between and among the parties hereto with respect to the subject matter hereof and supersede any prior agreement, representation or understanding with respect thereto.

6.6	Assignment

The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors, permitted assigns, legal personal representatives, heirs, administrators and executors, provided that no party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other parties hereto, except that Bear Creek may assign, delegate or otherwise transfer any of their respective rights, interests or obligations under this Agreement to an affiliate, without reducing their own respective obligations hereunder.

6.7	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, that provision will be severed from this Agreement and all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

6.8	Further Assurances

The Shareholder and Bear Creek will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other parties may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

6.9	Disclosure

Except as required by applicable Laws or regulations or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other, which shall not be unreasonably withheld or delayed. Moreover, the parties agree to consult with each other prior to issuing each public announcement or statement with respect to this Agreement, subject to the overriding obligations of applicable Laws. The Shareholder consents to the details of this Agreement being described in any information circular or press release prepared by Bear Creek or Highlander in connection with the Arrangement and in any material change report prepared by Highlander or Bear Creek in connection with the execution and delivery of this Agreement and the Arrangement Agreement, and this Agreement being made publicly available, including by filing on the System for Electronic Document Analysis Retrieval (SEDAR+).

6.10	Amendments and Waivers

Each party hereto agrees and confirms that any provision of this Agreement may be amended modified, altered, supplemented or waived if, and only if, such amendment, modification, alteration, supplement or waiver is in writing and signed, in the case of an amendment, by all of the parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective, and no failure or delay by any party in exercising any right, power or privilege hereunder will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. No waiver of any of the provisions of this Agreement will be deemed to constitute a waiver of any other provision (whether or not similar).

6.11	Specific Performance and other Equitable Rights

(a)	The parties hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties acknowledge and hereby agree that in the event of any breach or threatened breach by any of the Shareholder, on the one hand, or Bear Creek, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, Bear Creek, on the one hand, or the Shareholder, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement, without any requirement to prove actual damages and without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunction. Each of the parties hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by it, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other parties under this Agreement.

(b)	The parties hereto further agree that (i) by seeking the remedies provided for in this Section 6.11, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 6.11 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 6.11 shall require any party hereto to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 6.11 prior or as a condition to exercising any termination right under Section 5.1 or Section 5.2 (and pursuing damages after such termination), nor shall the commencement of any legal proceeding restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Section 5.1 or Section 5.2 or pursue any other remedies under this Agreement that may be available then or thereafter.

6.12	Expenses

Each of the parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

6.13	Counterparts, Execution

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

[Signature page follows.]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

/ signed / “Tom Whelan”
Tom Whelan

BEAR CREEK MINING CORPORATION

By:	/ signed / “Eric Caba”
	Name:	Eric Caba
	Title:	Chief Executive Officer

SCHEDULE “A”

LIST OF SUBJECT SECURITIES

	Shareholder	Number of Subject Securities

NAME	Tom Whelan	40,000	Highlander Shares
		350,000	Highlander Options
		0	Highlander Warrants